SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

OCI Partners LP

(Name of Subject Company (Issuer))

OCIP Holding II LLC

(Offeror)

a wholly owned subsidiary of

OCI N.V.

(Names of Filing Persons)

Common Units Representing Limited Partner Interests

(Titles of Class of Securities)

67091N108

(CUSIP Numbers of Class of Securities)

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

OCIP Holding II LLC

(Offeror)

a wholly owned subsidiary of

OCI N.V.

(Names of Filing Persons)

Common Units Representing Limited Partner Interests

(Titles of Class of Securities)

67091N108

(CUSIP Numbers of Class of Securities)

Hassan Badrawi

Chief Financial Officer

Honthorststraat 19

1071 DC Amsterdam

The Netherlands

Tel: +31 20 723 4535

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

COPIES TO:

Ryan J. Maierson

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

Tel: (713) 546-5300

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE+
$112,457,961.00	$14,001.02

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of all outstanding common units representing limited partner interests (the “Common Units”) of OCIP Partners LP, a Delaware limited partnership (“OCIP”) not owned by OCI N.V., at a purchase price of $11.00 per Common Unit, net to the seller in cash. On June 1, 2018, 86,997,590 Common Units were outstanding, of which 76,774,139 are owned by OCI. Accordingly, this calculation assumes the purchase of 10,223,451 Common Units.
+	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 1 for Fiscal Year 2017 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0001159.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: [n/a]	Filing party: [n/a]
Form or registration No.: [n/a]	Date filed: [n/a]

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☒	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (as amended and supplemented, this “Schedule TO”) by OCIP Holding II LLC, a Delaware limited liability company (“Holdings II”) and OCI N.V., a Dutch public limited company (together with Holdings II, “OCI,” except where the context requires that “OCI” refers only to OCI N.V.), relates to the offer by Holdings II to purchase all outstanding common units (“Units”) of OCI Partners LP, a Delaware limited partnership (“OCIP”), not currently held by OCI or its affiliates, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 4, 2018 (the “Offer to Purchase”), the related letter of transmittal and the related notice of guaranteed delivery (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). All capitalized terms used in this Schedule TO without definition have the meanings ascribed to them in the Offer to Purchase.

The Offer to Purchase and the letter of transmittal are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

This Schedule TO is intended to satisfy the requirements of a Tender Offer Statement on Schedule TO of OCI and a Schedule 13E-3 Transaction Statement of OCI. All information in the Offer to Purchase and the letter of transmittal, including all schedules and annexes thereto, is hereby expressly incorporated by reference in answer to all items in this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO and is supplemented by the information specifically provided herein, except as otherwise set forth below.

Item 1.	Summary Term Sheet

Item 1001 of Regulation M-A

The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information

Item 1002(a)-(c) of Regulation M-A

(a) The information set forth in the Offer to Purchase under “The Offer—Certain Information Concerning OCIP” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Introduction” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “The Offer—Price Range of Units; Distributions on Units” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

Item 1003(a)-(c) of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Special Factors—Certain Relationships Between OCI and OCIP,” “The Offer—Certain Information Concerning OCI” and “Schedule A—Directors and Executive Officers of OCI” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “The Offer—Certain Information Concerning OCI” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “The Offer—Certain Information Concerning OCI” and “Schedule A—Directors and Executive Officers of OCI” is incorporated herein by reference.

Item 4.	Terms of the Transaction

Item 1004(a) of Regulation M-A

(a)(1)(i) The information set forth in the Offer to Purchase under “Summary Term Sheet—How many Units are you offering to purchase?” and “Introduction” is incorporated herein by reference.

(a)(1)(ii) The information set forth in the Offer to Purchase under “Summary Term Sheet—What will I receive in exchange for the Units that I tender into the Offer?” is incorporated herein by reference.

(a)(1)(iii) The information set forth in the Offer to Purchase under “Summary Term Sheet—How long do I have to tender my Units in the Offer?” and “The Offer—Terms of the Offer” is incorporated herein by reference.

(a)(1)(iv) The information set forth in the Offer to Purchase under “Summary Term Sheet—Can the offer be extended, and under what circumstances?” and “The Offer—Terms of the Offer” is incorporated herein by reference.

(a)(1)(v) The information set forth in the Offer to Purchase under “Summary Term Sheet—Can the Offer be extended, and under what circumstances?” and “The Offer—Terms of the Offer” is incorporated herein by reference.

(a)(1)(vi) The information set forth in the Offer to Purchase under “Summary Term Sheet—Can I withdraw Units that I previously tendered in the Offer? Until what time may I withdraw previously tendered Units?” and “The Offer—Withdrawal Rights” is incorporated herein by reference.

(a)(1)(vii) The information set forth in the Offer to Purchase under “Summary Term Sheet—How do I participate in the Offer?” and “The Offer—Procedures for Accepting the Offer and Tendering Units” is incorporated herein by reference.

(a)(1)(viii) The information set forth in the Offer to Purchase under “Summary Term Sheet—How do I participate in the Offer?”, “The Offer—Terms of the Offer,” “The Offer—Acceptance for Payment and Payment for Units,” “The Offer—Procedures for Accepting the Offer and Tendering Units” and “The Offer—Conditions to the Offer” is incorporated herein by reference.

(a)(1)(ix) Not applicable.

(a)(1)(x) Not applicable.

(a)(1)(xi) Not applicable.

(a)(1)(xii) The information set forth in the Offer to Purchase under “The Offer—Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(a)(2)(i)-(a)(2)(vii) Not applicable.

(b) The information set forth in the Offer to Purchase under “Special Factors—Interests of Certain Persons in the Offer and the Buyout,” is incorporated herein by reference.

Item 5.	Past Contacts, Negotiations and Agreements.

Item 1005(a) and (b) of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Special Factors—Background of the Offer,” “Special Factors—Transactions and Arrangements Concerning the Units,” “Special Factors—Interests of Certain Persons in the Offer and the Buyout,” and “Special Factors—Certain Relationships Between OCI and OCIP” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Special Factors—Background of the Offer,” “Special Factors—Transactions and Arrangements Concerning the Units,” “Special Factors—Interests of Certain Persons in the Offer and the Buyout,” and “Special Factors—Certain Relationships Between OCI and OCIP” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

Item 1006(a) and (c)(1)-(7) of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Introduction” and “Special Factors—Purposes, Reasons and Plans for OCIP After the Buyout” is incorporated herein by reference.

(c)(1) The information set forth in the Offer to Purchase under “Introduction” and “Special Factors—Purposes, Reasons and Plans for OCIP After the Buyout” is incorporated herein by reference.

(c)(2) The information set forth in the Offer to Purchase under “Introduction” and “Special Factors—Purposes, Reasons and Plans for OCIP After the Buyout” is incorporated herein by reference.

(c)(3) The information set forth in the Offer to Purchase under “Introduction” and “Special Factors—Purposes, Reasons and Plans for OCIP After the Buyout” is incorporated herein by reference.

(c)(4) The information set forth in the Offer to Purchase under “Special Factors—Purposes, Reasons and Plans for OCIP After the Buyout” is incorporated herein by reference.

(c)(5) The information set forth in the Offer to Purchase under “Special Factors—Purposes, Reasons and Plans for OCIP After the Buyout” is incorporated herein by reference.

(c)(6) The information set forth in the Offer to Purchase under “Introduction” and “The Offer—Possible Effects of the Offer on the Market for Units; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(c)(7) The information set forth in the Offer to Purchase under “Introduction” and “The Offer—Possible Effects of the Offer on the Market for Units; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

Item 1007(a), (b) and (d) of Regulation M-A.

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet—Do you have the financial resources to pay for all of the Units that you are offering to purchase?” and “The Offer—Source and Amount of Funds” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Summary Term Sheet—What are the most significant conditions to the Offer?” and “The Offer—Conditions to the Offer” is incorporated herein by reference.

(d) The information set forth in the Offer to Purchase under “The Offer—Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

Item 1008 of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Special Factors—Transactions and Arrangements Concerning the Units” and “Schedule B—Ownership of Units by OCI and Certain Related Persons” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Special Factors—Transactions and Arrangements Concerning the Units” and “Schedule B—Ownership of Units by OCI and Certain Related Persons” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

Item 1009(a) of Regulation M-A

(a) The information set forth in the Offer to Purchase under “The Offer—Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

Item 1010(a) and (b) of Regulation M-A

(a)-(b) Financial information with respect to OCI is not material because (a) the consideration offered consists solely of cash; (b) the offer is not subject to any financing condition; and (c) the offer is for all outstanding securities of the subject class. See “The Offer—Source and Amount of Funds.”

Item 11.	Additional Information.

Item 1011(a) and (c) of Regulation M-A

(a)(1) The information set forth in the Offer to Purchase under “Special Factors—Background of the Offer,” “Special Factors—Interests of Certain Persons in the Offer and the Buyout” and “Special Factors—Certain Relationships Between OCI and OCIP” is incorporated by reference herein.

(a)(2) The information set forth in the Offer to Purchase under “The Offer—Appraisal Rights; “Going-Private” Rules,” and “The Offer—Certain Legal Matters; Regulatory Approvals” is incorporated by reference herein.

(a)(3) The information set forth in the Offer to Purchase under “The Offer—Certain Legal Matters; Regulatory Approvals” is incorporated by reference herein.

(a)(4) The information set forth in the Offer to Purchase under “The Offer—Certain Legal Matters; Regulatory Approvals” is incorporated by reference herein.

(a)(5) The information set forth in the Offer to Purchase under “The Offer—Certain Legal Matters; Regulatory Approvals” is incorporated by reference herein.

(c) None.

Item 12.	Exhibits

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated June 4, 2018

(a)(1)(ii)	Letter of Transmittal (including IRS Form W-9)

(a)(1)(iii)	Notice of Guaranteed Delivery

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(vi)	Form of Summary Advertisement to be published in The New York Times

(a)(1)(vii)	Press Release, dated June 4, 2018, issued by OCI

(b)	Term Loan and Revolving Credit Facilities Agreement, dated 17 April 2018, among OCI, the mandated lead arrangers names therein, Cooperatieve Rabobank U.A., as facility agent and BNY Mellon Corporate Trustee Services Limited, as security agent

(c)	None

(d)	None

(g)	None

(h)	None

Item 13.	Information Required by Schedule 13E-3

The following sets forth the information required by Schedule 13E-3 that has not already been set forth in Items 1-12 above. The information set forth in the Offer to Purchase is incorporated herein by reference to the items required by Schedule 13E-3.

Item 2 of Schedule 13E-3. Subject Company Information.

Item 1002(d)-(f) of Regulation M-A

(d) The information set forth in the Offer to Purchase under “The Offer—Price Range of Units; Distributions on Units” is incorporated herein by reference.

(e) None.

(f) The information set forth in the Offer to Purchase under “Special Factors—Transactions and Arrangements Concerning the Units” is incorporated herein by reference.

Item 4 of Schedule 13E-3. Terms of the Transaction.

Item 1004(c)-(f) of Regulation M-A

(c) The information set forth in the Offer to Purchase under “Introduction,” “Special Factors—Purposes, Reasons and Plans for OCIP After the Buyout,” “The Offer—Appraisal Rights; “Going-Private” Rules,” and “The Offer—Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(d) The information set forth in the Offer to Purchase under “The Offer—Appraisal Rights; “Going-Private” Rules,” and “The Offer—Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(e) The information set forth in the Offer to Purchase under “The Offer—Certain Information Concerning OCI” is incorporated herein by reference.

(f) Not applicable.

Item 5 of Schedule 13E-3. Past Contacts, Transactions, Negotiations and Agreements.

Item 1005(c) and (e) of Regulation M-A

(c) The information set forth in the Offer to Purchase under “Special Factors—Background of the Offer” and “Special Factors—Certain Relationships Between OCI and OCIP” is incorporated herein by reference.

(e) The information set forth in the Offer to Purchase under “Special Factors—Background of the Offer,” “Special Factors—Transactions and Arrangements Concerning the Units,” “Special Factors—Interests of Certain Persons in the Offer and the Buyout” and “Special Factors—Certain Relationships Between OCI and OCIP” is incorporated herein by reference.

Item 6 of Schedule 13E-3. Purposes of the Transaction and Plans or Proposals.

Item 1006(b) and (c)(8) of Regulation M-A

(b) The information set forth in the Offer to Purchase under “Summary Term Sheet—Is there any advantage in not tendering my Units pursuant to the Offer and waiting instead for the completion of the Buyout?”, “Summary Term Sheet—Is this the first step in a “going-private” transaction?”, “Special Factors—Certain Effects of the Offer and the Buyout,” “Special Factors—Conditions to the Buyout,” “Special Factors—Purposes, Reasons and Plans for OCIP After the Buyout” and “The Offer—Possible Effects of the Offer on the Market for Units; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(c)(8) The information set forth in the Offer to Purchase under “Summary Term Sheet—Is this the first step in a “going-private” transaction?”, “Special Factors—Certain Effects of the Offer and the Buyout” and “The Offer—Possible Effects of the Offer on the Market for Units; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

Item 7 of Schedule 13E-3. Purposes, Alternatives, Reasons and Effects.

Item 1013 of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—Background of the Offer” and “Special Factors—Purposes, Reasons and Plans for OCIP After the Buyout” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Special Factors—Background of the Offer” and “Special Factors—Purpose of and Reasons for the Offer; Plans for OCIP After the Offer and the Buyout; Consideration of Alternatives” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “Special Factors—Background of the Offer” and “Special Factors—Purpose of and Reasons for the Offer; Plans for OCIP After the Offer and the Buyout; Consideration of Alternatives” is incorporated herein by reference.

(d) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—Purposes, Reasons and Plans for OCIP After the Buyout,” “The Offer—Possible Effects of the Offer on the Market for Units; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations,” “The Offer—Appraisal Rights; “Going-Private” Rules,” and “The Offer—Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

Item 8 of Schedule 13E-3. Fairness of the Transaction.

Item 1014 of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Special Factors—The Position of OCI Regarding the Fairness of the Offer and the Buyout” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Special Factors—The Position of OCI Regarding the Fairness of the Offer and the Buyout” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “Summary Term Sheet—What are the most significant conditions to the Offer?”, “Introduction,” and “The Offer—Conditions to the Offer” is incorporated herein by reference.

(d) An unaffiliated representative was not retained for the purpose of representing unaffiliated security holders in negotiating the terms of the offer, or preparing a report concerning the fairness of the transaction.

(e) The information set forth in the Offer to Purchase under “Summary Term Sheet—Has OCI negotiated, or sought the approval of, the terms of this Offer with OCIP?” is incorporated herein by reference.

(f) The information set forth in the Offer to Purchase under “Special Factors—The Position of OCI Regarding the Fairness of the Offer and the Buyout” is incorporated herein by reference.

Item 9 of Schedule 13E-3. Reports, Opinions, Appraisals and Negotiations.

Item 1015 of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Special Factors—The Position of OCI Regarding the Fairness of the Offer and the Buyout,” “Special Factors—Materials Provided by Financial Advisor to OCI N.V.” and “Special Factors—Financial Projections” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Special Factors—The Position of OCI Regarding the Fairness of the Offer and the Buyout,” “Special Factors—Materials Provided by Financial Advisor to OCI N.V.” and “Special Factors—Financial Projections” is incorporated herein by reference.

(c) The reports, opinions or appraisals referenced in this Item 9 are filed herewith and will be made available for inspection and copying at the principal executive offices of OCI during its regular business hours by any interested OCIP unitholder.

Item 10 of Schedule 13E-3. Source and Amount of Funds or Other Consideration.

Item 1007(c) of Regulation M-A

(c) The information set forth in the Offer to Purchase under “The Offer—Fees and Expenses” is incorporated herein by reference.

Item 12 of Schedule 13E-3. The Solicitation or Recommendation.

Item 1012(d) and (e) of Regulation M-A

(d) The information set forth in the Offer to Purchase under “The Offer—Certain Information Concerning OCIP” is incorporated herein by reference.

(e) The information set forth in the Offer to Purchase under “The Offer—Certain Information Concerning OCIP” is incorporated herein by reference.

Item 13 of Schedule 13E-3. Financial Statements.

Item 1010(a) and (b) of Regulation M-A

(a) The information set forth in the Offer to Purchase under “The Offer—Certain Information Concerning OCIP” is incorporated herein by reference. The financial statements of OCIP are also incorporated herein by reference to “Part II—Item 8—Financial Statements and Supplementary Data” of its Annual Report on Form 10-K for the year ended December 31, 2017 and “Part I—Item 1—Financial Statements” of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2018.

(b) Pro forma financial information is not material to the offer.

Item 14 of Schedule 13E-3. Persons/Assets Retained, Employed, Compensated or Used.

Item 1009(b) of Regulation M-A

(b) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Special Factors—Background of the Offer” and “Special Factors—Interests of Certain Persons in the Offer and the Buyout” is incorporated herein by reference.

Item 16 of Schedule 13E-3. Exhibits.

Item 1016(c) and (f) of Regulation M-A

(c) Filed herewith.

(f) None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 4, 2018

OCI N.V.

By:	/s/ Hassan Badrawi
Name: Title:	Hassan Badrawi Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated June 4, 2018

(a)(1)(ii)	Letter of Transmittal (including IRS Form W-9)

(a)(1)(iii)	Notice of Guaranteed Delivery

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(vi)	Form of Summary Advertisement to be published in The New York Times

(a)(1)(vii)	Press Release, dated June 4, 2018, issued by OCI

(b)	Term Loan and Revolving Credit Facilities Agreement, dated 17 April 2018, among OCI, the mandated lead arrangers names therein, Cooperatieve Rabobank U.A., as facility agent and BNY Mellon Corporate Trustee Services Limited, as security agent

(c)	Valuation Letter and Presentation of J.P. Morgan Securities plc, dated June 1, 2018

(d)	None

(f)	None

(g)	None

(h)	None